FOIA CONFIDENTIAL TREATMENT REQUESTED
BY TUFIN SOFTWARE TECHNOLOGIES LTD.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO 17 C.F.R. § 200.83

January 16, 2019		White & Case LLP
1221 Avenue of the Americas
VIA EDGAR & HAND DELIVERY		New York, NY 10020-1095
T +1 212 819 8200
United States Securities and Exchange Commission
Division of Corporation Finance		whitecase.com
100 F Street, NE
Washington, D.C. 20549
Attn:	Mitchell Austin

Re:	Tufin Software Technologies Ltd.
Draft Registration Statement on Form F-1
Initially Submitted November 20, 2018
CIK No. 0001757399
Dear Mr. Austin:
On behalf of our client, Tufin Software Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), we confidentially submit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form F-1 confidentially submitted on November 20, 2018 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement as contained in the Staff’s letter dated December 17, 2018 (the “Comment Letter”).
Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement unless otherwise indicated.
Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services in connection with a request for confidential treatment of certain portions of this response letter dated January 16, 2019 (the “Response Letter”) under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of (a) the portions of this Response Letter marked with “[***]” (the “Confidential

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 1.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

Information”) and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “FOIA CONFIDENTIAL TREATMENT REQUESTED BY TUFIN SOFTWARE TECHNOLOGIES LTD.” and each page is marked for the record with an identifying number and code: “TUFIN SOFTWARE TECHNOLOGIES LTD. – 1.1.16.2019” through “TUFIN SOFTWARE TECHNOLOGIES LTD. – 15.1.16.2019.”
Our Growth Strategy, page 5

1.
You state that revenue generated from your Global 2000 customers represented [currently blank] % of your sales during fiscal years 2015 to 2018. Please clarify whether you intend to provide the percentage of cumulative revenues from your Global 2000 customers for the periods presented. If so, tell us the percentage of revenue generated from such customers for each fiscal year individually. To the extent the percentages differ from period to period, revise to disclose the percentage of revenue from your Global 2000 customers separately for each period presented or tell us why you believe cumulative information is useful to investors.

Response:
The Company intends to provide the average percentage of cumulative sales it generated from Global 2000 customers during the fiscal years ended December 31, 2016 to 2018. The Company has revised the disclosure on pages 5 and 71 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the Staff that the percentage of revenues it generated from Global 2000 customers during the fiscal years ended December 31, 2016 and 2017, excluding maintenance renewals, were 55% and 67%, respectively. The Company estimates that for the year ended December 31, 2018, revenues generated from the Global 2000, excluding maintenance renewals, will account for 64% to 67% of the Company’s revenues. The Company has not revised Amendment No. 1 to include such disclosure as the percentages do not significantly differ from year to year.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 2.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

Risk Factors
Risks Related to Our Business and Our Industry
If third-party applications and network products change..., page 16

2.
You state that you rely on technology that you license from third parties. Please revise your business section to briefly describe these technologies and the terms of the related license agreements to the extent material.

Response:
The Company respectfully advises the Staff that it does not materially rely on technology that it licenses from third parties. The Company has revised the risk factor on page 17 of Amendment No. 1 in response to the Staff’s comment.
Because we derive substantially all of our revenues..., page 17

3.
You disclose that you generated substantially all of your fiscal year 2018 revenues from sales of licenses and maintenance for SecureTrack, SecureChange and SecureApp and that your customers often initially deploy only SecureTrack. Please disclose the percentage of revenue generated from sales of licenses and maintenance for SecureTrack. If substantially all of your revenues are generated from sales of SecureTrack, consider revising this risk factor to disclose your reliance on sales of licenses and maintenance for this single product.

Response:
The Company respectfully advises the Staff that it does not derive substantially all of its revenues from sales of licenses and maintenance for SecureTrack. The Company estimates that for the year ended December 31, 2018, SecureTrack accounted for 45% of the Company’s revenues. Nonetheless, the Company has revised the risk factor on page 18 of Amendment No. 1 to clarify that it generates substantially all of its revenues from sales of licenses and maintenance for SecureTrack, SecureChange and SecureApp.
If we fail to maintain successful relationships with our channel partners..., page 20

4.
You state that two of your channel partners accounted for 16% and 13% of your revenues as of December 31, 2017. Please revise your business section to describe the material terms of your agreements with these channel partners.

Response:
The Company has revised the disclosure on pages 21 and 78 of Amendment No. 1 to disclose the material terms of the agreements with its channel partners that accounted for 16% and 13% of its revenues in 2017.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 3.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

Prolonged economic uncertainties or downturns, page 25

5.
It appears you intend to disclose the percentage of your fiscal 2018 revenues generated from customers in the financial services and telecommunications industries. For comparative purposes, please also provide the percentage of your fiscal 2017 revenues generated from customers in these industries.

Response:
The Company has revised the disclosure on page 27 of Amendment No. 1 in response to the Staff’s comment.
Risks Related to Our Ordinary Shares and the Offering As a foreign private issuer..., page 30

6.
You disclose that a majority of your executive officers are U.S. citizens or residents. You also note that you will lose your foreign private issuer status if a majority of your directors or executive officers are U.S. citizens or residents and you fail to meet certain other requirements. Please revise to briefly describe these other requirements and to provide context concerning your ability to continue to meet these requirements after the completion of this offering.

Response:
The Company has revised the disclosure on page 31 of Amendment No. 1 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Performance, page 51

7.
Please revise to clarify whether the cohort chart on page 52 includes a customer’s maintenance renewal in subsequent years or whether the chart only reflects the initial and follow-on sales of perpetual and term licenses. Also, considering your focus on customer retention, please tell us if you consider customer churn to be a key factor affecting your performance, and if so, disclose this metric for each reported period. Refer to Item 5 of Form 20-F.

Response:
The Company has revised the disclosure on page 53 of Amendment No. 1 to clarify that the cohort chart reflects the initial and any incremental sales of perpetual and term licenses, excluding maintenance renewals, by cohort. As indicated on page 53 of Amendment No. 1, the Company excludes maintenance renewals from this and other calculations (in each case, as indicated therein) in order to illustrate the impact of new sales to existing customers, isolated from the incremental maintenance revenues it receives when existing customers renew their maintenance contracts.
The Company respectfully advises the Staff that it does not consider customer churn in itself to be a key factor affecting its performance. In considering the Staff’s comment, the Company has revised its disclosure on page 52

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 4.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

to clarify that it considers the total number of customers at the relevant period end to be a key measure of the overall health and scale of its business. This metric reflects the addition of new customers and the loss of any customers that did not renew their maintenance contracts at the end of each period.
In addition to this information, the Company recognizes the importance of providing investors with a means to understand whether and to what degree the Company has been able to retain customers. The Company believes that the disclosure of its maintenance renewal rate provides investors with the ability to evaluate the Company’s customer retention on a more meaningful basis than customer churn. This is because maintenance renewal rate is a revenue-driven metric calculated by dividing (i) total prior-period maintenance revenues from customers that have renewed in the trailing 12-month period by (ii) total prior-period maintenance revenues for all customers with contracts that were up for renewal during the trailing 12-month period. Conversely, a customer churn metric is based on the number of customers and would be less meaningful than maintenance renewal rate for a number of reasons: the maintenance renewal rate provides a clearer indicator of the financial impact on the Company of customer losses and disclosing the number of non-renewing customers would not enable investors to understand whether their loss was impactful. In fact, the financial impact of the loss of an identical number of customers in two periods could be completely different, rendering the disclosure potentially confusing or misleading. The significance of the impact would depend on the size of a particular customer (the loss of a customer that is a large enterprise generally having a greater impact than the loss of a smaller enterprise customer).
The Company also has one-year and multi-year maintenance contracts, which means that a meaningful number of customers would not be subject to the risk of loss, thereby potentially distorting a customer churn rate. The customer churn rate, which would be calculated by dividing the number of customers lost in a period by the number of total customers at the beginning of that period, could seem artificially low since the customers who are not eligible for renewal because their contracts have not yet expired would be included in the denominator even though they cannot be included in the numerator.
In addition to disclosing the total number of customers and renewal rates, as discussed in the response to comment no. 8 below, the Company also discloses the amount of its revenues generated by large enterprise customers, which the Company believes enables investors to assess additional meaningful information about the nature of its total customer base.
As previously disclosed, the Company primarily sells its software through perpetual license agreements and, to a lesser extent, term-based license agreements rather than utilizing a Software-as-a-Service, or SaaS, model. The Company believes its approach is consistent with that of other companies that sell their products primarily through perpetual licenses. The Company believes that customer churn is more customarily used to measure customer retention for SaaS businesses because SaaS churn can be used as a subscription forecasting metric (i.e., the probability rate at which customers will cancel their subscriptions). As a result, the Company’s peers that sell products through perpetual licenses do not disclose customer churn.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 5.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

8.
You provide the number of new customers acquired during each of the periods presented. Considering customer retention is a key factor impacting your performance, tell us and consider disclosing the number of customers at each period end. Also, tell us whether you separately monitor the number of large enterprise and non-enterprise customers, and if so, disclose the number of new and actual customers for each group. Refer to Item 5 of Form 20-F and Section III.B.1 of SEC Release No. 33-8350.

Response:
As described above in the response to comment no. 7, the Company has revised the disclosure on page 53 of Amendment No. 1 in response to the Staff’s comment to include its total number of customers as of December 31, 2017 and 2018. Specifically, the Company had 1,489 and 1,566 customers as of December 31, 2017 and 2018, respectively.
The Company tracks the number of its large enterprise customers in order to assess its market penetration among that group of customers as disclosed on pages 53 and 54 of Amendment No. 1. The Company does not otherwise focus specifically on the absolute number of large enterprise customers that it has and instead tracks the percentage of its revenues generated from these customers given the larger deal sizes that these customers typically generate. The Company believes that disclosing the number of new or actual large enterprise and non-enterprise customers would not provide meaningful information to investors compared to the Company’s current disclosure regarding the percentage of revenues generated from such customers and average deal size, and may actually be confusing or misleading. Revenues generated from individual large enterprise customers vary and, therefore, a significant increase in the Company’s number of large enterprise customers in a given period would not in itself provide meaningful information to investors without them knowing more about the nature of the individual large enterprise customers added. For this reason, the Company provides the percentage of its revenues generated from large enterprise customers and their average spend.

9.
Please provide a more detailed explanation of the graphs on page 53. For example, explain what the three different colored lines represent and define “average spend per customer.” Also, clarify whether the Global 2000 customers are included in the average spend per customer information. If so, tell us the average spend per non-Global 2000 customer for each period presented and explain why you have not separately provided such information.

Response:
The Company has removed the graphs on previously on page 53 of the Registration Statement in response to the Staff’s comment. The Company defines average spend per customer as total sales, excluding maintenance renewals, for the relevant customer group (i.e., all customers, Global 2000 customers or non-Global 2000 customers) divided by the number of customers belonging to such customer group. The Company has revised page 54 of Amendment No. 1 to include this definition. The Company respectfully advises the Staff that its Global

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 6.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

2000 customers are included in the average spend per customer information. The Company has revised page 54 of Amendment No. 1 to make this clear to investors. The Company has also added disclosure to provide the average spend for its non-Global 2000 customers in response to the Staff’s comment.
Components of Statements of Operations, page 53

10.	You disclose that less than 5% of your revenues have been generated through sales of third-party hardware. Please clarify whether this statement refers to your December 31, 2017 fiscal year end.
Response:
The Company has revised the disclosure on page 54 of Amendment No. 1 in response to the Staff’s comment.
Business
Our Market Opportunity, page 69

11.
You disclose that a May 2018 survey by 451 Research LLC found that 45% of companies do not have security automation and orchestration technologies but plan to deploy such technologies within the next 24 months. Please disclose the number and types of companies surveyed.

Response:
The Company has revised the disclosure on pages 3 and 70 of Amendment No. 1 in response to the Staff’s comment.
Certain Relationships and Related Party Transactions Rights of Appointment, page 109

12.	Please revise to identify which shareholders have rights of appointment under your current articles of association and which directors have been appointed pursuant to these rights of appointment.
Response:
The Company has revised the disclosure on page 110 of Amendment No. 1 in response to the Staff’s comment.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 7.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

Agreements with Directors and Officers, page 109

13.
You disclose that you have entered into written employment agreements with your executive officers. Please file these employment agreements or tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed. See Item 8 of Form F-1 and Item 601(b)(10)(iii) of Regulation S-K.

Response:
The Company respectfully advises the Staff that employment agreements with executive officers are not required to be publicly filed in the State of Israel, the Company’s home country, nor have they otherwise been publicly disclosed. Therefore, the Company respectfully advises the Staff that it is not required to file such employment agreements pursuant to Item 601(b)(10)(iii) of Regulation S-K.
Note 2. Significant Accounting Policies
f. Accounts Receivable, page F-9

14.
You state that when revenue recognition criteria are not met for a sales transaction that has been billed, you do not recognize either deferred revenues or the related accounts receivable. Please tell us how you considered the guidance in ASC 606-10-45-2 or provide any other guidance considered when concluding these amounts should not be recorded on your balance sheet.

Response:
The Company’s business practice is to issue invoices to its customers for the entire consideration upon entering into an arrangement with a customer that involves a simultaneous delivery of its software licenses. As a result, the invoice issued by the Company refers, among other things, to future performance obligations that the Company has not yet satisfied (primarily, professional services and post-contract customer support services) and for which it has not received any consideration. As such, the Company does not recognize these amounts as deferred revenue or the related accounts receivable.
In making this determination, the Company considered the following guidance (emphasis added):
ASC 606-10-45-2:
If a customer pays consideration, or an entity has a right to an amount of consideration that is unconditional (that is, a receivable), before the entity transfers a good or service to the customer, the entity shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 8.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

ASC 606, Basis for Conclusion, paragraph 317:
The Boards decided that the remaining rights and performance obligations in a contract should be accounted for and presented on a net basis, as either a contract asset or a contract liability. The Boards noted that the rights and obligations in a contract with a customer are interdependent—the right to receive consideration from a customer depends on the entity’s performance and, similarly, the entity performs only as long as the customer continues to pay. The Boards decided that those interdependencies are best reflected by accounting and presenting on a net basis the remaining rights and obligations in the statement of financial position.
The Company considered the guidance stipulated above, as well as the guidance stipulated by ASC 606-10-45-4, according to which a right to consideration is unconditional if only the passage of time is required before payment of that consideration is due, and determined that it should not recognize invoices related to future performance obligations for which it has not received any consideration as a contract liability or a receivable in its consolidated financial statements with regard to invoices related to future performance obligations for which it has not received any consideration. The Company’s right to receive consideration in the circumstances described above does not meet the criteria for classification as a receivable as such right is contingent on the Company rendering the related performance obligation, and not only by the passage of time. Therefore, in these circumstances, the Company does not recognize a receivable and a corresponding contract liability.
j. Revenue Recognition
Nature of Products and Services, page F-11

15.
You state that you determine the standalone selling price of your software licenses using the residual approach. Please tell us which criteria in ASC 606-10-32-34(c) you met when determining to use this method. To the extent you have determined the selling price for your software is highly variable, please provide a comprehensive, quantitative discussion of such variability to support your conclusion.

Response:
The Company’s sales arrangements typically include perpetual license agreements and, to a lesser extent, term-based license agreements. The Company estimates the Standalone Selling Price (“SSP”) of such software license arrangements using the residual approach. Under ASC 606-10-32-34(c), an entity may use the residual approach to estimate SSP by deducting from the total transaction price the sum of the estimated standalone selling prices of other goods or services promised in the contract. The Company also considered the AICPA Software Industry Issue Paper #14-6, Estimating the Standalone Selling Price, which refers to using the residual approach to estimate the SSP of a software license.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 9.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

Pursuant to ASC 606-10-32-34(c), the residual approach to estimate SSP may only be used if one of the following criteria is met:

1.
The entity sells the same good or service to different customers (at or near the same time) for a broad range of amounts (that is, the selling price is highly variable because a representative standalone selling price is not discernible from past transactions or other observable evidence).

2.	The entity has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain).
The Company considered the other methods included in ASC 606-10-32-34 (i.e., adjusted market assessment approach and cost-plus margin approach) to estimate standalone selling price and determined that these alternative methods would be difficult to apply given insufficient data about the market factors necessary to estimate standalone selling prices, such as competitor pricing information for similar software licenses, or the total cost of fulfillment for individual software licenses.
Historically, the Company has sold its products as a bundle (i.e., a software license bundled with maintenance services and/or other products and services) and not on a standalone basis. The variable pricing of the Company’s arrangements to different customers (as described below) led the Company to conclude that the use of the residual approach for determining the SSP of the software license was appropriate and in accordance with the first criteria stipulated by ASC 606-10-32-34(c).
In order to determine if the use of the residual approach for the software license in the contract is appropriate, the Company first evaluated whether the software license sold to the customer is similar to other transactions included in the pricing analysis. Accordingly, the Company’s quantitative measures included historical software license transactions by (1) geographic location and (2) transaction value. The Company’s revenues are derived from the following geographic locations: America; EMEA and APAC. The total transaction values reviewed were split between transactions with total consideration of (1) less than $100,000, (2) between $100,000 and $700,000 and (3) above $700,000.
The analysis presented below was performed based on software license arrangements that were entered into during the year ended December 31, 2017 and the percent of discount that was provided to the software license relative to its list price. Attached hereto as the Appendix for review by the Staff is information supporting the Company’s evaluation, which was primarily a quantitative approach and indicated a wide dispersion pattern for a range of +/-15% from the respective midpoint. As the software license is sold to customers for a broad range of prices, making their selling price highly variable, the first criterion stipulated above was accordingly met. For example, during the year ended December 31, 2017, only [***]% of all transactions and [***]% of transactions in America (the largest geographic region), respectively, fell within a range of +/-15% from their midpoint.
Based on the above, the Company concluded that use of the residual approach is appropriate. Further, this conclusion is consistent with the qualitative considerations related to the Company’s industry and business.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 10.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

16.
You disclose that your agreements typically provide service level commitments, whereby you could incur penalties for failure to meet maintenance and professional service requirements. Please tell us whether you consider such guarantees to be variable consideration when determining your transaction price. Refer to ASC 606-10-32-5 through 9 and ASC 606-10-50-20.

Response:
Maintenance and support contracts between the Company and its customers rarely include penalties for failure to meet maintenance and professional service requirements. Pursuant to ASC 606-10-32-6, the Company considers such arrangements to contain variable consideration since amounts are contingent on the occurrence or nonoccurrence of a future event (i.e., whether the Company fails to meet maintenance and professional service requirements).
The Company estimates its variable consideration using the most likely amount method under ASC 606-10-32-8(b), since it believes this method best predicts the amount of consideration to which the Company will be entitled based on its experience with such contracts and established history of rarely having to grant service level credits to customers. Applying that method, the Company concluded that it expects to be entitled to its entire contracted prices and does not expect to incur any penalties. Furthermore, the Company believes that based on its experience the estimate of variable consideration does need to be constrained since it is probable that including the entire stated consideration, without any reduction for penalties, in the transaction price at contract inception will not result in a significant revenue reversal. Consequently, the current transaction price does not reflect any expectation of incurring penalties.
Note 7. Deferred Revenues and Deferred Costs, page F-17

17.
Please clarify whether your deferred revenues represent all of your remaining performance obligations. Tell us if all amounts due are billed up-front, and if not, tell us why unbilled amounts have not been included in your remaining performance obligations disclosure. Explain whether your contracts are cancellable, and if so, under what conditions. Also, address the fact that certain deferred revenues are not reflected on your balance sheet and explain how such amounts should be considered in your remaining performance obligations disclosure.

Response:
The Company’s deferred revenues represent all of its remaining performance obligations. As indicated in response to comment no. 14, the Company’s business practice is to issue invoices to its customers upon entering into an arrangement with its customers that involves a simultaneous delivery of its software licenses. Upon such date the entire arrangement fee is billed up-front and, as such, there are no unbilled amounts. As a result, the gross amount of deferred revenues presented in note 7 to the Company’s consolidated financial statements represents all of the Company’s remaining performance obligations.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 11.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

The Company’s agreements with customers do not include termination for convenience, cancellation or refund rights.
As described above, upon entering into an arrangement the Company issues an invoice also with respect to future performance obligations for which it has not received any consideration. Accordingly, the Company has determined that it should not recognize a receivable or future performance obligations as a contract liability in its consolidated financial statements. However, such amounts are considered as remaining performance obligations for disclosure purposes. As such, they are included within the gross amounts presented in note 7 to the Company’s consolidated financial statements.
Note 13. Stock Option Plan, page F-22

18.
Please disclose whether your options are granted with an exercise price equal to fair value on the date of grant. If not, disclose the fair value of your ordinary shares (or a range of values) for each period presented as this appears to be a significant assumption used in determining the grant date fair value of the awards. Refer to ASC 718-10-50-2(f)(2).

Response:
The Company has granted certain options with an exercise price that differs from the fair value on the date of grant. The Company has revised the disclosure on page F-23 of Amendment No. 1 in accordance with ASC 718-10-50-2(f)(2) in response to the Staff’s comment.

19.
Please provide us with a breakdown of all options granted to date in fiscal 2018 and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response:
The Company respectfully advises the Staff that it is currently in the process of compiling the requested information as it finalizes its financial statements for the year ended December 31, 2018. The Company will provide this information to the Staff in a separate response.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 12.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

General

20.
We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:
The Company will provide the Staff with copies of any graphical materials or artwork that it intends to include in the prospectus in a subsequent filing or supplemental response.

21.
Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Response:
The Company will supplementally provide the Staff with copies of all written communications as defined in Securities Act Rule 405, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.
*      *      *

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 13.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this Response Letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Reuven Kitov, Chief Executive Officer, Tufin Software Technologies Ltd.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 14.1.16.2019

United States Securities and Exchange Commission
January 16, 2019

APPENDIX

Range of +/-15% (for year ended December 31, 2017):

SEGMENTATION	MIDPOINT				GENERAL		DISCOUNT %
	Percentage within range	Number of transactions within range	Percentage below range	Percentage above range	Total number of transactions	Total arrangements consideration	Minimum discount	Maximum discount	Midpoint
All transactions	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
By region
Americas	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
EMEA	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
APAC	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
By transaction value (in USD)
Transaction value up to 100K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
Transaction value between 100K to 700K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
Transaction value above 700K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
By transaction region and value (in USD)
Americas:
Transaction value up to 100K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
Transaction value between 100K to 700K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
Transaction value above 700K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
EMEA:
Transaction value up to 100K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
Transaction value between 100K to 700K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
Transaction value above 700K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
APAC:
Transaction value up to 100K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
Transaction value between 100K to 700K	[***]%	[***]	[***]%	[***]%	[***]	[***]	[***]%	[***]%	[***]%
Transaction value above 700K	[***]%	-	[***]%	[***]%	-	-	[***]%	[***]%	[***]%

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 15.1.16.2019